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EMBRAER REPORTS FOURTH QUARTER AND 2002 FULL YEAR DELIVERIES AND TOTAL COMPANY
BACKLOG


Sao Jose dos Campos, January 16, 2003 - Embraer (NYSE: ERJ; BOVESPA: EMBR3 and EMBR4) today announced fourth quarter 2002 and full year 2002 jet deliveries and backlog for its Airline, Corporate Jet & Governmental Transportation markets.

The deliveries by segment were as follows:

          Deliveries by Segment           4th Quarter             Full Year
--------------------------------------------------------------------------------
                                            2002                     2002
--------------------------------------------------------------------------------
Airline Market
--------------------------------------------------------------------------------
    ERJ 135                                   2                       3
--------------------------------------------------------------------------------
    ERJ 140                                   6                       36
--------------------------------------------------------------------------------
    ERJ 145                                  28                       82
--------------------------------------------------------------------------------
Total Airline Market                         36                      121
--------------------------------------------------------------------------------
Corporate Jet Market
--------------------------------------------------------------------------------
    Legacy Executive                          4                       7
--------------------------------------------------------------------------------
    Legacy Shuttle                            1                       1
--------------------------------------------------------------------------------
Total Corporate Jet Market                    5                       8
--------------------------------------------------------------------------------
Defense (*)
--------------------------------------------------------------------------------
    Legacy Executive                          0                       1
--------------------------------------------------------------------------------
    EMB135/EMB145                             0                       1
--------------------------------------------------------------------------------
Total Defense                                 0                       2
--------------------------------------------------------------------------------
Total                                        41                      131
--------------------------------------------------------------------------------

       (*) Includes only deliveries for governmental transportation.

In 2002, Embraer delivered 131 aircraft, compared with the 132 deliveries expected for 2002. The postponement of the delivery of three corporate jets and the anticipation of the delivery of two regional jets impacted these figures.

Embraer maintains its expectation to deliver 148 aircraft in 2003 and 155 aircraft in 2004. Deliveries of the EMBRAER 170 are scheduled to begin in 2003 and deliveries of EMBRAER 175 are scheduled to begin in 2004, therefore in both years, Embraer expects a product mix improvement.

Embraer expects to deliver approximately 40% of 2003 total deliveries in the first half of 2003 and the remaining 60% in the second half of 2003, due to deliveries of the EMBRAER 170 that will begin in the second half of the year.

Embraer's firm order backlog as of December 31, 2002 was US$ 9.0 billion. As of the same date, total backlog, including options, reached US$ 22.2 billion. The total backlog amount includes 2 ERJ 145s that were delivered to PB Air during the fourth quarter and Alitalia's EMBRAER 170 order, deliveries of which are expected to begin in 2003.

The above-mentioned backlog does not include the sales already announced to Jet Airways and LOT, as these contracts are still being finalized.

The contract between LOT and Embraer for 10 EMBRAER 170s, plus 11 additional aircraft on option, includes possible negotiations for the trade-in, from 2006 onwards, of three ERJ 145s currently used by LOT.

When the airline decides to exercise its options for further EMBRAER 170, there may be the possibility of trade-in on up to three other ERJ 145, depending on the number of options confirmed.

When the final contract is signed, the impact on Embraer's firm orderbook will show six EMBRAER 170s, the four remaining aircraft will be operated by LOT through an Operating Lease contract with GE Capital Aviation Services (GECAS). These four aircraft already appear in the current orderbook under the contract with GECAS.

Embraer's backlog as of December 31, 2002 by product was as follows:


      Product                   Firm       Options    Deliveries   Firm Order
                                Order                                Backlog
--------------------------------------------------------------------------------
Airline Market
--------------------------------------------------------------------------------
    ERJ 135                      122          06           91           31
--------------------------------------------------------------------------------
    ERJ 140                      174          45           58           116
--------------------------------------------------------------------------------
    ERJ 145                      583          301         474           109
--------------------------------------------------------------------------------
    EMBRAER 170                   88          136          -            88
--------------------------------------------------------------------------------
    EMBRAER 195                   30          72           -            30
--------------------------------------------------------------------------------
Total Airline Market             997          560         623           374
--------------------------------------------------------------------------------
Corporate Jet Market
--------------------------------------------------------------------------------
    Legacy Executive              41          35           7            34
--------------------------------------------------------------------------------
    Legacy Shuttle                25          50           1            24
--------------------------------------------------------------------------------
    EMB 135/145                   7            6           7             -
--------------------------------------------------------------------------------
Total Corporate Jet Market        73          91           15           58
--------------------------------------------------------------------------------
Defense (*)
--------------------------------------------------------------------------------
    Legacy Executive              1            1           1             -
--------------------------------------------------------------------------------
    EMB 135 / 145                 4            -           4             -
--------------------------------------------------------------------------------
Total Defense                     5            1           5             -
--------------------------------------------------------------------------------
Total                            1075         652         643           432
--------------------------------------------------------------------------------

      (*) Includes only deliveries for governmental transportation.

General Information

Embraer is one of the world's leading manufacturers of commercial aircraft with a global customer base. Embraer is headquartered in Sao Jose dos Campos, state of Sao Paulo, with regional offices in the United States, Europe and Asia, customer service centers in Australia, France and the United States, and a total workforce of 12,161 people as of September 30, 2002. Embraer - Empresa Brasileira de Aeronautica S.A. was Brazil's largest exporter from 1999 until 2001 and its second largest in 2002. As of December 31, 2002, Embraer's firm order backlog totaled US$ 9.0 billion and the total backlog, including options, equaled US$ 22.2 billion.

Embraer has 33 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft aimed at the world airline, defense and, more recently, the corporate markets.

IR Contacts

Anna Cecilia Bettencourt - Head of IR
Gustavo Poppe - IR Manager
Milene Petrelluzzi - IR Analyst
Paulo Ferreira - IR Analyst
Phone : +55 12 3927 1216
Fax : + 55 12 3922 6070
e-mail : mercapit@embraer.com.br



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This press release includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our markets; anticipated trends in our industry; our expenditure plans; our ability to develop and deliver our products on a timely basis; and existing and future governmental regulation.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.
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Press Offices

Headquarters            North America             Europe, Middle East and Africa
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karina.serpa
@embraer.com.br
Cell: +55 12 9721-1563
Phone: +55 12 3927 1311
Fax: +55 12 3927 2411